UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RestorGenex Corporation
Full Name of Registrant

Former Name if Applicable

2150 East Lake Cook Road, Suite 750
Address of Principal Executive Office (Street and Number)

Buffalo Grove, Illinois 60089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RestorGenex Corporation (the “Company’) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) without unreasonable effort or expense primarily as a result of an anticipated impairment of intangible assets and the identification and correction of prior period errors and the consequential need to complete certain related analyses and disclosures.  Based on the analyses completed to date, the Company believes that the total net adjustments are immaterial and will be corrected in the fourth quarter financial statements.  In order to file the Form 10-K, the Company's (i) current independent auditor, Deloitte & Touche LLP, will need to complete its current year audit and (ii) former auditor for the year 2013, Goldman Kurland and Mohidin LLP, will need to complete its review process.  The Company expects to file its Form 10-K within the next couple of days and in any event not later than the statutorily-allowed 15 calendar day grace period  following the prescribed due date (e.g. no later than April 15, 2015).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Phillip B. Donenberg	847	777-8092
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its reported net loss will be approximately $14.4 million or $(1.01) per share for the year ended December 31, 2014, compared to a net loss of $2.6 million or $(1.00) per share for 2013.  The increase in the net loss is due primarily to higher expenses in 2014 associated with the Company’s research and development efforts to advance its technologies and products and an impairment of intangible assets.  The Company anticipates that its reported operating expenses will be $14,613,818 during 2014, representing an increase of 14%, from operating expenses of $12,796,534 during 2013.  This increase is primarily due to an impairment of intangible assets. The Company anticipates recording an impairment of intangible assets of $6,670,345 for 2014 due to its strategic decision in the fourth quarter of 2014 to focus its initial product development efforts on RES-529, a novel PI3K/Akt/mTOR pathway inhibitor which has completed two Phase I clinical trials for age-related macular degeneration and is in pre-clinical development for glioblastoma multiforme, and RES-440 in development for the treatment of acne.  The Company anticipates $2,860,658 in research and development expenses during 2014 compared to $342,916 in research and development expenses recognized during 2013.  The Company expects that its research and development expenses will increase significantly in future periods compared to 2014 and prior year periods due to its anticipated efforts to advance the research and development of its technologies and products. The Company’s cash and cash equivalents as of December 31, 2014 were approximately $21.9 million.

RestorGenex Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2015	By	/s/ Phillip B. Donenberg
Phillip B. Donenberg, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).